

July 3, 2012

Via Facsimile
Ms. Janet Brutschea Haugen
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re:     Unisys Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your letter dated June 18, 2012 in connection with the above-referenced filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2012.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Summary of significant accounting policies

Revenue recognition, page 23

1.     Your response to prior comment 1 indicates that you use estimated selling price ("ESP") to allocate revenue to system integration and consulting, outsourcing and infrastructure services.  Considering that you use ESP to allocate these services please tell us how you determined that the services have standalone value.  In this regard, please tell us whether

these services are actually sold separately by either you or by a third-party.  We refer you to ASC 605-25-25-5.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief